Exhibit 99.1

Brookfield Asset Management Inc.

REPORT ON VOTING RESULTS

Annual and Special Meeting of Shareholders

May 10, 2012

National Instrument 51-102 – Section 11.3 (Canada)	Form 6-K (U.S.A.)

The Annual and Special Meeting of Shareholders of Brookfield Asset Management Inc. (the “Corporation”) was held on Thursday, May 10, 2012 at 10:30 a.m. at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario. At this meeting, there were 547 shareholders represented in person or by proxy holding 420,927,214 Class A Limited Voting Shares (“Class A Shares”), representing 67.54% of the Corporation’s 623,161,215 issued and outstanding Class A Shares, and one shareholder holding 85,120 Class B Limited Voting Shares (“Class B Shares”), representing 100% of the Corporation’s 85,120 issued and outstanding Class B Shares.

The following is a summary of the votes cast by holders of the Class A Shares and Class B Shares represented at this meeting.

Election of Directors

All of the 16 nominees proposed by management for election to the Board of Directors of the Corporation were nominated and elected at the meeting by acclamation. As indicated below, each director elected at the meeting also received a majority of the proxy votes cast for and withheld from voting for the individual director.

Management received the following proxies from holders of Class A Shares in regard to the election of the eight directors nominated for election by this class of shareholders:

Class	Director	Votes For	Proxy %	Votes Withheld	Proxy %
Class A Shareholders	Marcel R. Coutu	381,351,231	94.1	23,820,075	5.9
	Maureen Kempston Darkes	403,135,575	99.5	2,035,731	0.5
	Lance Liebman	403,438,731	99.6	1,732,575	0.4
	Frank J. McKenna	403,387,822	99.6	1,783,484	0.4
	Jack M. Mintz	403,785,692	99.7	1,385,614	0.3
	Youssef A. Nasr	403,359,941	99.6	1,811,365	0.4
	James A. Pattison	403,137,260	99.5	2,034,046	0.5
	Diana L. Taylor	403,178,720	99.5	1,992,586	0.5

Management received a proxy from the holder of Class B Shares to vote all of the 85,120 Class B Shares represented by this proxy for each of the eight directors nominated for election by this class of shareholder: namely Jack L. Cockwell, J. Trevor Eyton, J. Bruce Flatt, James K. Gray, Robert J. Harding, David W. Kerr, Philip P. Lind and George S. Taylor.

Appointment of Auditors

The resolution to reappoint Deloitte & Touche LLP, Chartered Accountants, as the external auditor of the Corporation to hold office until the next Annual Meeting of Shareholders and to authorize the directors to fix the remuneration to be paid to the external auditor was approved by the required majority of both the holders of Class A Shares and Class B Shares.

Management received the following proxies from the holders of Class A Shares and Class B Shares on this resolution:

Class	Outcome	Votes For	Proxy %	Votes Withheld	Proxy %
Class A Shares	Carried	419,450,353	99.7	1,324,428	0.3
Class B Shares	Carried	85,120	100.0	Nil	Nil

Resolution Adopting a New Management Share Option Plan

The resolution adopting a new management share option plan of the Corporation, as set out in the 2012 Management Information Circular, was approved by the required majority of both the holders of Class A Shares and Class B Shares.

Management received the following proxies from the holders of Class A Shares and Class B Shares on this resolution:

Class	Outcome	Votes For	Proxy %	Votes Against	Proxy %
Class A Shares	Carried	266,097,736	65.7	139,079,164	34.3
Class B Shares	Carried	85,120	100.0	Nil	Nil

Passing an Advisory Resolution on the Corporation’s Approach to Executive Compensation

The resolution passing an advisory resolution on the Corporation’s Approach to Executive Compensation, as set out in the 2012 Management Information Circular, was approved by the required majority of both the holders of Class A Shares and Class B Shares.

Management received the following proxies from the holders of Class A Shares and Class B Shares on this resolution:

Class	Outcome	Votes For	Proxy %	Votes Against	Proxy %
Class A Shares	Carried	399,710,656	98.7	5,465,534	1.3
Class B Shares	Carried	85,120	100.0	Nil	Nil

Other Business

There were no other matters coming before the meeting that required a vote by either the holders of Class A Shares or Class B Shares.

BROOKFIELD ASSET MANAGEMENT INC.

/s/ A.J. Silber
A.J. Silber
Corporate Secretary

Date: May 18, 2012